Exhibit (a)(1)(vii)

Excerpt from Current Report on Form 8-K filed by BlackRock Private Investments Fund with the Securities and Exchange Commission on June 12, 2026.

Item 8.01.	Other Events.

BlackRock Private Investments Fund (the “Fund”) estimates that 214,339 of its common shares, or approximately 0.65% of its outstanding common shares as of March 31, 2026, were validly tendered and not withdrawn pursuant to the Fund’s tender offer for up to 5% of its outstanding common shares that expired on May 29, 2026. The purchase price per share for each share tendered and accepted for purchase by the Fund pursuant to such offer will be based on the net asset value per share as of June 30, 2026. The foregoing estimate is based on preliminary information, is subject to adjustment and should not be regarded as final. The Fund expects to report the final results of its tender offer following the final calculation of the purchase price and the payment of proceeds of the tender offer to shareholders whose shares have been repurchased.